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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of October 2001

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

√....